UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

PUBLIC ANOUNCEMENT - RELEVANT FACT

Companhia de Bebidas das Américas - AmBev (“AmBev”), in accordance with paragraph 4 of article 157 of Law No. 6,404, of December 15, 1976, and Instruction No. 358, of January 3, 2002, issued by the Brazilian Commission of Securities (“CVM”), announces to its investors and to the public in general that its Board of Directors gathered on April 3, 2008, and approved the issuance and public offering of promissory notes, in the amount of R$1,500,000,000.00 (one billion, five hundred million Brazilian reais), under the following terms:

i)
the issuance and public offering will comprise thirty (30) promissory notes (“Promissory Notes”) with a unit face value of R$50.000.000,00 (fifty million Brazilian reais) with a maturity date of three hundred and sixty (360) days form the date of issuance;

ii)	the Promissory Notes Will be issued in one series;

iii)
the Promissory Notes will yield interests equivalent to one hundred and two percent (102%) of the average daily rates of the one-day ID - Interbank Deposits, Extra-Group (ID Yield), calculated and published by CETIP, 252-business day base, calculated exponentially and cumulatively, pro rata temporis, for all elapsed business days, since the Date of Issuance until the payment date;

iv)	there will be no issuance of additional and/or supplementary Promissory Notes, as provided for in articles 14 and 23 of Instruction No. 400, of December 29, 2003; and

v)	the proceeds obtained with the public offering of Promissory Notes will be used as working capital by AmBev.

São Paulo, April 3, 2008.

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Graham David Staley
Chief Financial Officer and Director of Investor Relations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations

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